COMMERZBANK


08002871

Q1
Interim Report

as of March 31, 2008

Facts and figures

- Given the difficult market environment, the Commerzbank Group has achieved a satisfactory operating profit amounting to €435m.
- The balance-sheet total of the Commerzbank Group has decreased by 2.3 % to €602.1bn.
- Risk-weighted assets have declined by some 10 % due to the first-time application of Basel II regulations and our strategy of risk reduction.
- The capital ratios amounting to 7.5 % and 11.5 % respectively as at the end of March are at the upper end of our target range.

Highlights of Commerzbank Group

Income statement	1.1.–31.3.2008	1.1.–31.3.2007
Operating profit (€ m)	435	908
Operating profit per share (€)	0.66	1.38
Pre-tax profit (€ m)	410	908
Consolidated surplus[1] (€ m)	280	609
Earnings per share (€)	0.43	0.93
Operating return on equity[2] (%)	12.0	27.1
Cost/income ratio in operating business (%)	68.4	56.0
Return on equity of consolidated surplus[1)2)] (%)	8.4	19.7

Balance sheet	31.3.2008	31.12.2007
Balance-sheet total (€ bn)	602.1	616.5
Risk-weighted assets (€ bn)	211.7	237.4
Equity (€ bn) as shown in balance sheet	15.0	16.1
Own funds (€ bn) as shown in balance sheet	29.5	30.6

Capital ratios		
Core capital ratio (%)	7.5	6.9
Own funds ratio (%)	11.5	10.8

Staff	31.3.2008	31.3.2007
Germany	27,519	27,168
Abroad	9,227	8,723
Total	36,746	35,891

Long / short-term rating		
Moody's Investors Service, New York	Aa3/P-1	A2/P-1
Standard & Poor's, New York	A/A-1	A/A-1
Fitch Ratings, London	A/F1	A/F1

Operating profit (€ m)



Q1 2008
435
Q4 2007
169
Q3 2007
361
Q2 2007
1,075
Q1 2007
908

Return on equity of consolidated surplus[1)2)] (%)



Q1 2008
8.4
Q4 2007
6.5
Q3 2007
10.9
Q2 2007
24.7
Q1 2007
19.7

[1] insofar as attributable to Commerzbank shareholders; [2] annualized

Dear shareholders,

For the first quarter of 2008, too, the Commerzbank can point to a satisfactory result. While it does, admittedly, bear the scars of the international financial crisis, a positive trend is continuing in our core business involving private and business customers as well as the *Mittelstand*. We are currently deriving particular benefit from the focus on our home market, as the German economy has so far proved to be in robust health. Quite apart from that, the Central and Eastern European region is becoming ever more important to us, not only in terms of our strategic orientation, but also of the contribution it makes to our results.

Our response to the financial crisis and its effects varies from segment to segment. Concentrating on customer-oriented business, and hence on strengthening distribution, has turned out to be the right course of action; that is why we are going after continued and consistent growth in the Private and Business Customers, *Mittelstand* and Central and Eastern Europe segments. We want to carry on gaining plenty of new customers and we want the Bank to grow through acquisitions when the opportunities present themselves. However, 2008 is set to be a year characterized by risk reduction, particularly in the Public Finance and Treasury segment. We will be giving the credit trading unit within Corporates & Markets a new focus and concentrating on those areas that hold out the prospect of success. We will be laying down stricter guidelines for new transactions in commercial real estate, and also continue to strengthen our international presence.



While it is unclear how the financial crisis is going to develop, we are confident that, by persistently striving for growth on the one hand while drastically reducing risks on the other, we have taken the right course, one that will enable us to make progress with our operational business throughout the rest of the year.

Klaus-Peter Müller

Contents

Commerzbank shares impacted by the financial crisis in the first quarter

In the first half of January, Commerzbank shares had a better start to the New Year than the DAX as well as those of our competitor banks listed on the Dow Jones EURO STOXX Banks index and weakened only slightly. In mid-January, though, bad news from competitors meant that German financial securities dropped in price, a trend that dragged Commerzbank shares down with it. At the same time, institutional investors became more inclined to sell financial securities relatively strongly involved in international real-estate business.

Although Commerzbank shares were then apparently able to recover to some degree, they did so against a backdrop of continuing high volatility. The announcement of our results for the year in mid-February was to a large degree overshadowed by other issues, one of them being the consolidation of the German banking market, and so our achievement – despite the turbulence on the financial markets – of the goals we had set ourselves for 2007 was not enough to bring about a long-term recovery of the share price.

It eventually became clear, in the course of the first quarter, that the crisis in the financial markets was set to persist for some considerable time yet, and, while the immediate detrimental effects of subprime engagements appear to have passed their peak, there is evidence that the crisis is now making itself felt in other problem areas, among them leveraged buyouts (LBOs), collateralized debt obligations (CDOs) or consumer loans in the USA. These factors have put the stock markets under renewed pressure, and Commerzbank shares – albeit to a less marked extent than some – have been among those affected. On the other hand, the successful completion of the acquisition of the Ukrainian Bank Forum and the bundling of Commerzbank's Central and Eastern European activities in an Eastern European holding company set up for that purpose had no effect on the share price.

Commerzbank share vs. performance indices in the first quarter 2008 | Daily figures, 28.12.2007=100



110%
100%
90%
80%
70%
60%
50%
January
February
March
Commerzbank
DAX
Dow Jones EURO STOXX Banks

Highlights of the Commerzbank share

	Q1 2008	Q1 2007
Shares outstanding in million units	657.2	657.2
Xetra intraday prices in €		
High	26.53	33.71
Low	16.40	28.62
as of 31.3.	19.80	33.12
Daily turnover[1] in million units		
High	24.8	14.5
Low	3.6	3.2
Average	10.5	6.4
Earnings per share (EPS) in €	0.43	0.93
Book value per share[2] as of 31.3. in €	21.33	23.10
Market value/Book value as of 31.3.	0.93	1.43

[1] Total German Stock Exchanges;
[2] excluding cash flow hedges and minority interests.

Commerzbank shares, like the DAX and the Dow Jones EURO STOXX Banks themselves, reached their lowest point for the first quarter – €16.40 – during trading on 17 March. After that, the share price made a good recovery, reaching €19.80 by the end of the month. After the end of the reporting period, it has climbed still further to prices in excess of €23, and the market has now come to realise that Commerzbank is far from being as hard hit by the crisis as are some of its American, British or Swiss competitors.

Trading in Commerzbank shares was more lively in the first quarter of 2008 than in the last quarter of 2007. When set against the same quarter in the previous year, the average daily trading volume on German exchanges had increased by as much as 64 % to 10.5m shares. At the end of the first quarter of 2008, the Commerzbank's market capitalization stood at €13.0bn.

It is important to us to provide our shareholders with comprehensive information: data on Commerzbank's shares as well as current news, publications and presentations on Commerzbank can be found at our Internet site www.ir.commerzbank.com.

Interim Management Report as of March 31, 2008

Business and economy

Overall economic situation

The global economy lost momentum in the first quarter of 2008. The US economy in particular got off to a weak start in the new year, while growth in the emerging economies has remained robust.

The German economy has performed well so far this year in spite of the looming threat of a recession in the US, the marked downward trends in many other EU countries, as well as the high oil price and the strong euro. This is especially true for the industrial sector, which has benefited from lively demand for capital goods and the good position enjoyed by German companies in the boom regions of Central and Eastern Europe and Asia. Prices have developed much less favourably than expected, and another strong increase in food and energy prices pushed inflation rates in Germany up to over 3 %, and in the eurozone up to more than 3½ %.

The financial crisis continued to overshadow economic developments in the first quarter. After a brief respite at the beginning of January, tensions on the money market returned with a vengeance. Some money market bank refinancing rates were more than 80 % above the ECB key interest rate, compared with a normal spread of up to 20 basis points. What is more, the turbulence is extending to a growing number of asset classes, and even the equity markets – which last year had shown themselves to be extremely resistant to the problems affecting other areas of the economy, especially in Europe – are finding themselves unable to escape the general downward trend. The uncertainty surrounding the financial sector was compounded by fears of a recession in the US and a cooling of the global economy in general. As a result, many companies significantly downgraded their earnings forecasts, including some companies outside the financial services sector.

Commerzbank Group posts good business performance

In light of the challenging market environment we can be satisfied with the Commerzbank Group's earnings situation in the first quarter of 2008. The Private and Business Customers, *Mittelstand*, and Central and Eastern Europe segments performed especially well, while other segments were severely impacted by the financial market crisis. Public Finance and Treasury had to digest special and – in some cases – one-off charges due to the risk reduction and reorganization measures introduced in our public finance business. Overall the operating result was down 50 % on the excellent first quarter of 2007, but significantly up on the two previous quarters.

We continued to pursue our international growth strategy and following a branch in Dubai and offices in Addis Ababa and Baku last year opened offices in Panama City and the Nigerian capital Lagos in January.

At the beginning of March 2008 we completed the acquisition of our majority stake in the Bank Forum. We now hold 60 % plus one share in the Ukrainian bank, with the option to purchase up to another 25 % after 36 months. The purchase price amounted to €438m. We are the first German bank to have an operational presence of its own in Ukraine, significantly strengthening our position in Central and Eastern Europe. Bank Forum, which has total assets equivalent to €1.85bn and equity capital of €193m, is one of the leading banks in Ukraine. Approximately 3,900 employees in 303 branches look after some 15,600 corporate and 260,000 private customers.

Income, financial and asset position

After the end of the first quarter, the balance sheet and income statement were in good health in spite of the difficult market environment. The Commerzbank Group with a strong capital base and solid liquidity, is systematically reducing its risk positions, and maintained the pillars of its income statement – net interest income and commission surplus – at the same high level.

Satisfactory earnings situation

Net interest income was maintained in the first quarter of 2008. At €1.02bn, it was 2.2% down on the result of the first quarter of 2007. Excluding the negative interest income from the Public Finance and Treasury segment, which was hit especially hard by the flat yield curve and lower sales proceeds from promissory notes at Essen Hyp, this would have translated into an improvement of 10 %, since all other segments generated good interest income due to increased volumes and stable margins.

We have allocated €175m to the provision for possible loan losses, following €160m for the first quarter of 2007. Valuation allowances have thus remained at a low level, bolstered by the good financial shape of German companies.

The commission business was adversely affected by lower income from private customer securities transactions, which were hampered by the difficult market conditions. In addition, we had to do without a further source of income following the sale of the company's asset management units the previous year. However, this was offset by growth in payment transactions, international business, real estate and guarantees and overall we achieved net commission income of €732m, 13.6 % less than in the first quarter of 2007.

In view of the challenging market environment, we can be satisfied with our trading result of €173m (compared with €301 in the same quarter the previous year). Trading in interest rate products and equity derivatives propped up earnings, while credit trading remained weak. The valuation of derivative financial instruments resulted in a loss of €97m.

Income and expenses largely offset one another in the net investment income of minus €26m (€225m). This includes, on the one hand, book profits from the sale of the French asset management subsidiary, Caisse Centrale de Réescompte (CCR), and from the sale of a subsidiary of BRE Bank. On the other hand, other corrections in valuation of €179m impacted the income statement, of which €109m stemmed from securitized US real-estate loans (subprime) and €70m from predominantly US companies' structured securities. These figures are a further indication that Commerzbank is much less affected by the financial crisis than many other banks.

Strict cost management is still a top priority at the Commerzbank Group. Operating expenses were down 2.8 % year-on-year in Q1 2008 to €1.32bn, while personnel expenses fell by 7.2 % to €756m. This was in spite of the fact that at end-March 855 more people were employed by the company than the prior year; the deconsolidation of the international asset management units had a positive impact here. Other expenses rose by 6.1 % to €488m, mainly as a result of growth initiatives launched in the Private Customers and *Mittelstand* segments. By contrast, depreciation on fixed assets and other intangible assets decreased by 8.2 % to €78m.

Operating profit €435m in the first quarter

The net result of revenue minus expenses was an operating profit of €435m. This represents a decline of 52.1 % compared with the first quarter of 2007. After deducting the restructuring expenses of €25m relating to Essen Hyp's merger with Eurohypo and taxes of €80m the consolidated surplus was €330m. €50m of this is attributable to minority interests, leaving a surplus attributable to Commerzbank shareholders of €280m, compared with €609m a year ago.

With an average of 656.9 million shares, operating profit per share came to €0.66 and earnings per share to €0.43, compared with €1.38 and €0.93 respectively in the same period last year.

Slight decline in total assets

At March 31, 2008 the total assets of the Commerzbank Group were €602.1bn, a decline of 2.3 % compared with the year-end 2007. We reduced claims on banks substantially (–18.7 % to €60.2bn). However, claims on customers fell by only 1.0 % to €286.4bn. Positive fair values attributable to derivative hedging instruments declined by 17.7 % to €7.4bn, while assets held for trading purposes increased by 6.0 % to €103.5bn. We reduced the investments and securities portfolio by 2.2 % to €129.3bn.

On the liabilities side the liabilities to banks declined by 4.0 % to €120.2bn, while customer deposits increased slightly by 1.2 % to €161.0bn. We reduced the securitized liabilities by 6.9 % to €191.4bn. In parallel with the assets side the negative fair values attributable to derivative hedging instruments rose by 7.3 % to €13.7bn, while liabilities from trading activities rose by 9.7 % to €76.7bn.

Comfortable capital position

While the subordinated liabilities rose by 0.5 % to €9.5bn, profit-sharing certificates decreased by 7.1 % to €1.2bn. Overall the subordinated capital rose slightly by 1.6 %. The hybrid capital fell by 1.6 % to €3.4bn.

Equity declined by 7.2 % to €15.0bn. The subscribed capital and the capital reserves remained unchanged. The retained earnings declined slightly due to changes in the Group's investments and shareholdings. However, the ongoing financial crisis is clearly reflected in the revaluation reserve, which fell from €903m at year-end 2007 to negative €280m. This sharp decline is due to the mark-to-market valuation of our portfolio of fixed-income securities and to a lesser extent of our equity holdings.

Risk assets fell sharply by €25.7bn to €211.7bn as a result of the transition to Basel II and our risk reduction strategy. In spite of the decline in equity the Tier 1 capital ratio therefore rose to 7.5 % and the own funds ratio rose to 11.5 %. Both ratios are at the top end of our target range of 6.5 % to 7.5 % and 10.5 % to 11.5 % respectively.

Segment reporting

We have reorganized our activities in Central and Eastern Europe to reflect the growing importance of this region for our business. Previously part of the *Mittelstandsbank* for organizational purposes, all branches and subsidiaries in Central and Eastern Europe will in future be brought together under a separate holding company with its own management and reporting system. At the same time this will also increase the transparency of reporting. As of January 2008 we now report on six operating segments and the comparative figures for previous years have been adjusted accordingly. It should also be noted that the application of the Basel II regulations for the first time has led in some cases to significant shifts in the level of capital commitment between the different segments.

Details on the composition of the segments and the principles of our segment reporting are set out on pages 28 and 29 of this report.

Private and Business Customers

The performance of this segment remains positive. We continued our organic growth in the first quarter of 2008 and gained 100,000 new customers. Helped by the growth in deposits net interest income rose by 3 % compared with the first quarter of 2007. We expect a significant decline in loan loss provisions and recorded €40m for the first three months of 2008, compared with €73m a year ago. Net commission income suffered from the weaker securities business but nevertheless reached a satisfactory level of €395m. In spite of investment in growth programmes administrative expenses remained at the previous year's level.

Operating profit was actually slightly above the record level of the first quarter of 2007 at €147m. As a result of the reduction in equity tied up by almost €1bn the operating return on equity reached the pleasingly high level of 37.4 % compared with 22.9 % in the first quarter of 2007. The cost / income ratio rose from 71.0 % to 74.0 %.

Mittelstandsbank

The *Mittelstandsbank* enjoyed an excellent start to 2008. Due to the increase in loan and deposit volumes net interest income increased by 15.6 % compared with the first quarter of 2007 to €289m. With the German economy remaining in a healthy state we were able to maintain the provisions for possible loan losses at last year's low level and we reported a figure of €11m here. In the commission business net commission income of €145m matched the strong result of the same quarter last year. Strict discipline on costs ensured that the increase in administrative expenses was kept within narrow bounds; despite the "Stay on Top" growth programme expenses rose by only 3.7 % to €194m.

With an operating profit of €232m (previous year: €189m) the *Mittelstandsbank* again made the largest contribution to the Group's operating result. As average committed equity was almost €500m higher than in the first quarter of 2007, the operating return on equity rose only slightly from 34.4 % to 34.6 %. The cost / income ratio improved further from 47.3 % to an excellent 44.4 %.

Central and Eastern Europe

This newly created segment includes BRE Bank and the subsidiaries in Hungary and Russia as well as our branches in the Czech Republic and Slovakia. The Ukrainian Bank Forum, which was consolidated for the first time with effect from March 31, 2008, is not included in the income statement for the first quarter. The strong performance of the segment was driven by the strong and profitable growth of BRE Bank, which acquired more than 100,000 new private customers in the first quarter of 2008. Net interest income

benefited from robust loan and deposit growth. It reached €122m, surpassing the year-ago period by 47 %. Net commission income increased by 9 % to €47m due to the expansion in the private client business. The ongoing expansion of business is reflected in the rise in administrative expenses by around a quarter.

Operating profit increased significantly from €77m in the first quarter of 2007 to €123m this quarter. As a result of a sharp increase in committed equity the operating return on equity declined to 36.3 % after 40.1 % a year ago. The cost/income ratio was an outstanding 42.9 %, compared with what was already a good level of 48.5 % in the first quarter of 2007.

Corporates & Markets

In Corporates & Markets the developments in the second half of 2007 continued into the first quarter of this year. A strong operating business on the one hand was coupled with further write-downs in connection with the financial market crisis. We generated almost a 12 % increase in net interest income compared with the first quarter of 2007 to €113m, solid net commission income of €43m and, in the light of the market turmoil, a robust trading profit of €220m (compared with €289m in the first quarter of 2007). However, a loss of €120m was recorded on the investment and securities portfolio, mainly due to write-downs on the US ABS portfolio. In addition increased provisioning was required for New York branch. Administrative expenses were more or less unchanged from the previous year's level at €255m.

As a result of these effects there was an operating loss of €50m in the first quarter, which compares with a profit of €174m in the same period last year. With a marginal increase in average committed equity the operating return on equity was −8.6 %, which compares with 31.7 % in the comparative period. The cost/income ratio rose to 99.2 % from 57.9 % last year.

Commercial Real Estate

Developments were similar in the Commercial Real Estate segment. Here too operating income remained strong. Net interest income remained at the year-ago level at €210m and net commission income increased slightly compared with the first quarter of 2007 to €108m. However, these positive results were dragged down by the write-downs on the RMBS portfolio, which pushed the net result on the investments and securities portfolio into a loss of €84m. In addition loan loss provisions rose by €11m. New business fell by almost two thirds compared with the same period in 2007, reflecting our higher margin requirements and tighter risk standards. Administrative expenses fell from €140m in the first quarter of 2007 to €121m, partly due to the slight decline in staff numbers.

Operating profit reached €57m, compared with €164m in the same period last year. Average committed equity was reduced by almost €700m. The operating return on equity fell from 15.7 % in the first quarter of 2007 to 6.5 % due to the write-downs on the RMBS portfolio; the cost/income ratio rose from 40.8 % to 53.1 %.

Public Finance and Treasury

The first quarter of 2008 remained difficult for Public Finance and Treasury. Essen Hyp remained under particular pressure due to the widening of spreads and a one-off effect as a result of the closure of all CDS positions. Treasury also struggled in the face of the unfavorable interest rate environment in the Euro area. The net interest result deteriorated from net income of €68m in the first quarter of 2007 to a net expense of €57m. The trading loss of €83m also reflects the difficult market environment. Administrative expenses rose only slightly from last year to €28m.

The net result of income and expenses was an operating loss of €144m, compared with €77m in 2007. In addition restructuring expenses of €25m were incurred in relation to the merger of Essen Hyp and Eurohypo, which is reflected in the pre-tax profit. With practically unchanged committed capital we recorded an operating return on equity of −49.4 %, compared with 26.3 % in the first three months of 2007. The cost/income ratio was −25.2 %, compared with 24.1 % for the first quarter of 2008.

Key figures of the Commerzbank Group

Overall the Commerzbank Group achieved an operating return on equity of 12.0 % in the first quarter of 2008, compared with 27.1 % in the same period in 2007. The return on equity on the consolidated surplus declined to 8.4 % from 19.7 % last year. The cost/income ratio rose from 56.0 % to 68.4 %.

Forecast

The following comments should always be read in conjunction with the Business and Economy section of this interim report as well as the Outlook section of the 2007 annual report.

Future economic situation

Although there are growing indications that the US economy is near recession, we continue to expect that the sharp interest rate cuts by the US Federal Reserve and the economic stimulus package which has now been enacted could lead to a pickup in the economy in the course of the year. However, we expect this pickup to be very modest due to the negative after-effects of the real estate boom and the financial market crisis.

In Germany growth is expected to reach 1.75 % in 2008, actually slightly higher than forecast three months ago due to the strong start to the year. However, in the coming months the momentum of economic growth will also slow down considerably in Germany.

Even if inflation is expected fall in Germany and the Euro area in the course of the year, the ECB is unlikely to cut interest rates until late 2008 or the start of 2009 at the earliest.

Future situation of the financial industry

The sectoral and competitive environment in which Commerzbank AG is operating remains under pressure. The financial crisis which began in the subprime segment has spread to other product areas and is continuing to have an impact into the first half of 2008. A series of US banks have reported sharp losses in the first quarter of 2008 for a variety of reasons and the environment has also been difficult for most European banks. According to an analysis carried out by Bloomberg on 10 April 2008 the losses suffered by banks globally in 2007 and the first quarter of 2008 have amounted to USD 245bn in terms of write-downs in the income statement on securities and loans. This figure represents an increase from USD 181bn at the end of 2007. Banks have been forced to carry out capital increases totaling USD 140bn. It is impossible to foresee when the financial crisis will be over but there are some indications that the sharp decline in asset prices will not continue and that the markets are now leveling off.

The full amount of the losses from the financial market crisis may not necessarily prove to be permanent and write-ups in the future are possible.

Financial outlook for the Commerzbank Group

Financing plans

There was a significant rise in funding costs on the financial markets in the course of 2007 after the onset of the subprime crisis. In the first quarter of 2008 there was a further increase in funding costs for senior unsecured financial market issues. There was also a sharp rise in interest premia on the market for subordinated (Tier II) issues. We expect the uncertain market environment to continue for the rest of 2008 and do not expect to regain the favorable funding levels which existed before the beginning of the financial crisis.

Issue profile
as of March 31, 2008


28 % Senior unsecured bonds
6 % Subordinated issues
45 % Public-sector *Pfandbriefe*
9 % Lettres de gage
18 % Mortgage *Pfandbriefe*

Planned investments

With respect to planned investments there are no changes from the plans announced in the 2007 annual report.

Liquidity outlook

After extensive intervention by the central banks towards the end of 2007 funding costs on the money market initially declined at the beginning of the year. However, this recovery did not last and funding costs once again rose sharply towards the end of the first quarter as a result of the ongoing tensions on the money market. Renewed intervention by the central banks was unable to prevent this rise due to the continuing uncertainty on the markets. We expect the market environment to remain volatile for the rest of the year.

We do not expect any adverse impact on our liquidity position as a result of the continuing market upheaval, not least because of the continuing high inflows of deposits. Our detailed liquidity management is based on an internal liquidity risk management model. We are planning to have this liquidity risk model certified by the banking regulators in 2008. Key liquidity under Principle II – from January 2008 the standardized approach under the Liquidity Regulation – was constantly maintained at a comfortable level throughout 2007 and the first quarter of 2008. Our target corridor for Commerzbank's key liquidity is between 1.08 and 1.15. The actual figure for Commerzbank in the first quarter of 2008 was 1.17 on average.

General statement on the outlook for the Group

Thanks to its balanced business model and its conservative investment policy, Commerzbank has weathered the financial crisis well, and this was also true of the first quarter of 2008. Due to the unusual market situation, it would not, however, make sense at this time to present a narrow range for the income targets in 2008. From today's perspective it could be very difficult to reach the good result of the previous year. Commerzbank is well positioned with a strong, customer-based business model and the robust core of its domestic business, which is a steady contributor to Group profits. Our focus remains on enabling this stable customer business to grow further while aggressively exploiting our market opportunities. At the same time we are continuing to take steps to reduce risks in our business divisions. Where necessary this also includes restructuring our business models.

Commerzbank remains on course overall; we are reiterating our medium-term goal of a return on equity after tax of more than 15 %.

I. Risk-based overall Bank management

1) Risk management organization

The crisis on the financial markets has demonstrated once again that risk transparency and independent risk measurement are critical success factors in the professional management of banking risks. The core tasks of risk management are therefore the same as always: identification of all significant risks and risk drivers within the Group, independent measurement and assessment of these risks and risk/return-oriented management within the Commerzbank Group on the basis of these results and assessments.

Risk is defined by Commerzbank as the risk of potential losses or profits foregone, a risk that can be triggered by internal or external factors. Risk management distinguishes between quantifiable risks – i.e. those to which a value can be assigned in the financial statements or in terms of the capital commitment – and unquantifiable risks.

For a more detailed explanation of the way risk management is organized at Commerzbank, please see our 2007 annual report. There have been no significant changes in organizational and reporting structures since the last management report.

2) Risk-taking capability

Risk-taking capability is monitored by comparing the Commerzbank Group's bank-wide risk (measured as economic capital with a confidence level of 99.95 % and a holding period of one year) against the total capital available for covering risk (principally the Bank's equity). The objective of this comparison is to establish whether Commerzbank is in a position to identify potential unexpected losses and to cover them from its own funds without serious negative business consequences.

In accordance with Commerzbank Group guidelines there must be a buffer of at least 20 % in the base case between the capital available for risk coverage and the economic capital, excluding diversification effects between risk categories. As part of the Bank's overall risk strategy, the capital buffer requirement has been translated into specific sub-targets for individual portfolios. All buffer targets were met throughout the reporting period.

Various dynamic risk-specific and multi-risk stress and scenario analyses are carried out. In particular, negative economic and market developments are simulated along with their impact on the relevant risk drivers and parameters, and the consequences for Commerzbank portfolios are analyzed and action plans determined. The aim of this analysis is to guarantee Commerzbank's risk-taking capability even in cases of stress. In other words, even in a stress situation the utilization of economic capital must at all times be less than the capital available for risk coverage.

Risk-taking capability for the Commerzbank Group
in € bn (March 2008)


7.0
4.8
2.6
1.2
0.6
9.2
15.5
17.7
Buffer
60 %
(61 %)
47 %
(48 %)
12 %
(17%)
Target buffer for 2008
>30 %
>20 %
>0 %


Economic capital incl. diversification effects between risk categories
Economic capital – Credit risk
Economic capital – Market risk
Economic capital – Operational risk
Economic capital – Business risk
Stress test for economic capital
Capital available for risk coverage

Values in parentheses: December 2007

II. Risk management

1) Default risk

Credit risk management

This management process is based on two parameters: unexpected loss (UL) and expected loss (EL). While the limits based on unexpected loss – namely risk-taking capability (as stress on equity) and risk appetite (as stress on the income statement) – are strategic or tactical Group management tools and also serve to limit cluster risks, risk management is implemented operationally on the basis of expected loss limits. These limits are straightforward to use in day-to-day business and moreover EL is the key parameter for systematic risk/return-adjusted pricing. Under Basel II the starting point for monitoring and managing default risks is exposure at default (EaD).

EaD, EL and risk density by segment (including the trading book):

	Exposure at Default in € bn		Expected loss in € m		Risk density in bp	
	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
Private and Business Customers	59.9	61.6	252	246	42	40
Mittelstandsbank	77.2	80.2	256	241	33	30
Central and Eastern Europe	20.4	19.3	121	117	59	61
Corporates & Markets	86.8	86.2	157	132	18	15
Commercial Real Estate	83.8	85.5	256	239	30	28
Public Finance and Treasury	205.8	214.3	61	59	3	3
Others and Consolidation	6.8	10.4	6	13	8	13
Group	**540.7**	**557.6**	**1,107**	**1,047**	**20**	**19**

2007 figures adjusted for new structure, see also segment report in the notes

In the first quarter EaD fell from €558bn to €541bn, while over the same period the EL rose from €1,047m to €1,107m, primarily due to rating downgrades in a weaker market environment. We therefore slightly exceeded our EL target of €1,100m for the year-end. At this the influence of increasing risk density was compensated by reduced EaDs; specific measures have been applied to reduce risk portfolios as well as to improve collateralization ratio.

Private and Business Customers

The fall in exposure in the Private and Business Customers segment by approximately €2bn in the first quarter was slightly higher than expected and will continue in the rest of 2008 as a result of our systematic focus on value-creating new business. We will ensure that risk costs are covered and our profitability targets are met through product-specific and systematic pricing while utilizing the full capital leeway offered by the AIRB capital adequacy approach. The slight increase of the risk density reflects the strategic changes of the portfolio mix.

Mittelstandsbank

Overall the decline in the EaD is in line with our expectations. While business in Germany continues to perform well, the Asian and ZFI markets remained unchanged or declined slightly in terms of EaD, with a slight increase in risk density. In the light of the expected economic slowdown it will be particularly challenging to maintain the favorable risk/return ratio of the *Mittelstandsbank* in 2008.

Central and Eastern Europe

Due to the rapidly growing importance of Central and Eastern Europe for the Group the activities of all subsidiaries and branches in the region were combined into a separate holding company in March 2008. The focus here is on risk-oriented organic and inorganic growth to enable the Bank to benefit even more strongly than before from the excellent growth opportunities in the Central and Eastern European markets.

Corporates & Markets

The Markets division was the driver of the significant increase in risk density in the first quarter, while EaD remained virtually unchanged.

In spite of the difficult conditions in the United States the risk parameters remained stable there. In Western Europe (particularly Spain and UK) we expect deteriorating economic conditions, which will make active risk management increasingly important here.

Commercial Real Estate

EaD fell by around €2bn due to a further reduction in the German non-core book combined with normal life cycle-related shrinkage of the portfolio. This also reflects the more subdued new business volume in the first quarter. As was to be expected in the context of general market developments, the expected loss rose slightly but remains in line with the targets for the full year 2008. In keeping with the well-known time lags between economic developments and the commercial real estate markets the risk density remained

Exposure at Default (EaD) – Regions
in € bn (March 2008)



5 (5)
6 (6)
9 (10)
3 (3)
84
(86)
39 (40)
8 (8)
5 (5)
8 (9)
Germany
UK
France
Spain
Italy
Rest of EU
USA
Other

Values in parentheses: December 2007

Risk density (Banking book)
in bp (March 2008)



58 (14)
36 (39)
21 (24)
19 (18)
19 (22)
18 (19)
17 (18)
13 (14)
31 (28) Segment banking book¹

¹ Expected loss | Actual as of March 08: €256m | 2008 limit: €260m

largely stable compared with the year-end 2007 in large parts of the portfolio and improved slightly in certain regions with positive fundamental economic data. The improved risk density in what otherwise remains a difficult market in the UK was due to the on-schedule/positive performance of a major project finance transaction. The sharp rise in risk density in Spain was due to a large individual transaction which is undergoing restructuring. This effect can also be seen in the real estate category "Other".

We will maintain our conservative lending standards (particularly for the USA, UK and Spain, where standards were specifically tightened in 2007 with respect to Corporate Loans, Developments and Loan to Value (LTV)). This will involve not least our systematic "look-through" approach, where each transaction is analyzed in accordance with strict "on-balance-sheet" criteria, irrespective of product type, region or asset class.

Syndication Pipeline CRE
in € bn



4.1
Pipeline as of 31.3.2008
4.7
Pipeline as of 31.12.2007

CMBS Pipeline CRE
in € bn



2.3
Pipeline as of 31.3.2008
2.8
Pipeline as of 31.12.2007

Exposure at Default (EaD) – Property types
in € bn (March 2008)



13 (13)
28 (30)
3 (3)
4 (4)
4 (4)
84
(86)
13 (13)
20 (19)
Office space
Commerce
Residential real estate
Hotels
Markets, exhibition centres, warehouses
Construction sites
Other*

* includes portfolio components Corecd, Commerz Real and CRE New York
Values in parentheses: December 2007

Risk density (Banking book)
in bp (March 2008)



69 (48)
39 (41)
27 (28)
25 (32)
24 (27)
21 (22)
15 (15)
31 (28) Segment banking book¹

¹ Expected loss | Actual as of March 08: €256m | 2008 limit: €260m

Loan to Value – USA / UK / Spain
(layered representation)


USA
LTV Band
>100%
80% - 100%
60% - 80%
12%
40% - 60%
28%
20% - 40%
30%
0% - 20%
30%
portfolio exposure
UK
LTV Band
>100%
80% - 100%
1%
60% - 80%
8%
40% - 60%
21%
20% - 40%
34%
0% - 20%
36%
portfolio exposure
Spain
LTV Band
>100%
80% - 100%
1%
60% - 80%
6%
40% - 60%
21%
20% - 40%
32%
0% - 20%
40%
portfolio exposure

LTVs based on market values; excl. margin lines and corporate loans; additional security not taken into account

The loans in our portfolio are characterized throughout by solid LTVs. In the United States, for example, LTVs in the secured lending business are in the 65 % to 75 % range. In the UK and Spain and in our core business in Germany we also finance LTVs from 65 % to 75 %, in occasional cases up to 85 % for top-quality properties with secure long-term cash flows, additional collateral and/or recourse to sponsors with good credit quality. In the Emerging Markets LTVs are generally between 60 % and 70 %. In these markets we only finance top properties in excellent locations.

Public Finance & Treasury

The Public Finance segment includes the entire portfolio of Essenhyp (including its real estate and financial institutions business). In the first quarter of 2008 the EaD was reduced by around €5bn with unchanged risk density. With the ongoing merger of Essenhyp into Eurohypo in 2008 the composition of the portfolio will continue to be optimized from a risk/return standpoint in accordance with the Group's future strategy for the segment. The business focus is on liquid assets, intelligent structures (e.g. Public Private Partnerships – PPP) and the limitation of cluster risks.

Intensive Care

In the first quarter provisions for possible loan losses remained within our expectations for 2008, so that we continue to expect provisions of around €700m for the full year in our base case. In the Corporates & Markets segment provisions increased as expected as a result of portfolio restructuring measures in the US portfolio and the ripple-down effects of the subprime crisis. On the positive side loan loss provisions performed well in the private and business customers segment. Our stable outlook for this segment was more than confirmed in the first quarter. Overall we regard the targets we have set for Intensive Care for 2008 as very ambitious but, provided there are no major negative surprises, we believe they remain achievable.

Provision for possible loan losses by segment | in € m

	1st quarter 2007	2nd quarter 2007	3rd quarter 2007	4th quarter 2007	Full year 2007	1st quarter 2008
Private and Business Customers	73	66	58	43	240	40
Mittelstandsbank	19	9	–48	–48	–68	11
Central and Eastern Europe	11	16	10	19	56	17
Corporates & Markets	13	10	57	55	135	52
Commercial Real Estate	39	39	26	11	115	50
Public Finance and Treasury	5	7	4	–20	–4	5
Others and Consolidation	0	4	0	1	5	0
Group	**160**	**151**	**107**	**61**	**479**	**175**

2007 figures adjusted for new structure, see also segment report in the notes

Exposure to Emerging Markets countries (country rating ≥ 2.0) by region:

	Exposure at Default in € bn		Expected loss in € m		Risk density in bp	
	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
Europe (including Turkey)	17.5	20.2	72	63	41	31
Asia (including Middle East)	4.1	3.8	20	16	49	41
Africa	2.4	2.1	8	5	34	22
Central and South America	1.6	1.8	11	9	68	50
Emerging Markets total	**25.6**	**27.9**	**111**	**93**	**42**	**33**

Country risk

When calculating country risk, Commerzbank measures both transfer risks and the region-specific event risks determined by politics and economics that affect a country's individual economic assets. Country risk management includes all the decisions, measures and processes which draw upon the information provided by quantifying risk and are intended to influence the country portfolio structure in order to achieve business and return-on-investment targets.

2) Market and funding risk

Market risk

Market risk (market-price risk) is the risk of losses due to changes in market prices (interest rates, spreads, exchange rates, share prices, etc.) or parameters that affect prices such as volatility and correlations. We also monitor market liquidity risk, which measures the time it will take to close or hedge risk positions to the desired extent.

The value-at-risk (VaR) shows the potential losses which will not be exceeded with a 99 % degree of probability for a holding period of 10 days. The table below shows market risk as measured by the internal model by business segment (trading book risks and currency risks for the banking book). In addition the credit spread, equity investment and interest-rate risks in the banking book, which are reflected in the revaluation reserve, are also subject to internal monitoring and limits (e.g. via sensitivity limits).

The rise in VaR in the first quarter was primarily due to a sharp increase in volatility on the markets. On the basis of our market expectations the investment and credit-spread risks need to be monitored and managed carefully on an ongoing basis, including through the use of credit derivatives. The focus here is on risk limitation and management in the secondary market ABS books as well as the optimization of the risk profile in the Public Finance division and the Credit Trading division of ZCM.

Market risk in accordance with the internal model
as of March 31, 2008


€43m
24 % Credit Spread
7 % FX
23 % Equity
46 % Interest Rate
1 % Precious Metals

Changes in market-price risks | Value-at-risk (99 %, 10 days)

	Corporates & Markets		Public Finance and Treasury		Group excl. investments	
in € m	1.1.–31.3.2008	2007	1.1.–31.3.2008	2007	1.1.–31.3.2008	2007
Minimum	25.7	16.0	11.4	5.2	32.9	21.5
Median	34.8	25.8	19.1	9.1	42.5	33.2
Maximum	46.7	48.3	35.5	54.8	62.2	69.6
End of period	**34.1**	**28.4**	**19.3**	**15.3**	**43.0**	**35.6**

Funding risk

Funding risk refers to the risk that Commerzbank will be unable to meet its current and future payment obligations as and when they fall due (liquidity risk).

Under the liquidity measurement methodology developed internally the available net liquidity (ANL) for the next twelve months is simulated on the basis of contractual and economic cash flows and compared to disposable assets. On the basis of these simulations, forecasts for trends in liquidity at different aggregation levels (currencies, products or business units) are then produced. The model is supplemented by comprehensive stress analyses.

In the first quarter the specified limits were complied with at Group level at all times.

Monitoring, management and valuation of ABS portfolios (including subprime)

Secondary market asset-backed securities (ABSs)

The volume of ABS credit risks in the banking book based on market values totaled €11.3bn as at 31 March 2008 (31 December 2007: €12.1bn), with an additional €2.1bn in the trading book (31 December 2007: €2.1bn) subject to a daily mark-to-market valuation.

Write-downs of €70m in total were made on the secondary market ABS portfolio (excluding subprime) in the first quarter of 2008.

Secondary market asset-backed securities
Market values in € bn



2.1
0.3
1.6
0.5
0.1
1.7
0.1
1.1
0.1
0.1
0.1
13.4
5.6
Government-backed
Monoline-wrapped
Consumer ABSs
CRE-US
CRE-EU
SME-CDOs
Corporate CDOs
US Housing CDO
US RMBSs
Non-US RMBSs
Other
C&M trading book

Subprime

The total volume of subprime underlying assets in the Commerzbank Group based on nominal values stood at €1.2bn as of March 31, 2008, of which 34 % are mostly held in the form of collateralized debt obligations (CDOs). The rest consists largely of residential mortgage-backed securities (RMBSs). Write-downs of €538m were made on this portfolio in 2007. Due to the ongoing difficult market environment we recorded a further impairment of €109m in the first quarter of 2008.

Commerzbank's own securitizations

In the last few years Commerzbank and Eurohypo have securitized receivables totaling around €23bn, largely for reasons of capital management, of which around €8bn remains on our own books as at the end of March 2008.

3) Operational risk

Operational risk is defined in accordance with the Solvency Regulation as the risk of loss resulting from the inadequacy or failure of internal processes, systems and people or from external events. This definition includes legal risks; it does not cover reputational risks or strategic risks.

Expected Loss – by loss event
in € m



59
(60)
28 (29) Execution, delivery and process management
13 (14) Customers, products and business practices
13 (12) External fraud
1 (2) Internal fraud
5 (4) Other

Values in parentheses: December 2007

In the first quarter of 2008 operational risk losses totaled €17m (full year 2007: €59m), and in addition the provisions for ongoing litigation were increased by €4m (full year 2007: €74 m).

4) Other risks

In terms of all other quantifiable and non-quantifiable risks, there were no significant changes in the first quarter of 2008 as against the position reported in detail in the 2007 annual report.

III. Main developments in risk management

Capital adequacy under Basel II

Commerzbank reported its capital position in accordance with the Basel II regulations for the first time as at 31 March 2008. As a result of the approval of all the rating systems we had requested for the advanced individual rating based (AIRB) approach and the approval of the advanced measurement approach (AMA) for operational risks the Group is now able to use a more risk-sensitive measure of its capital adequacy requirements. In spite of the application of capital adequacy requirements for operational risks (risk assets of €9.6bn) for the first time the net result is a double-digit percentage reduction in risk assets, which exceeded the expectations of our test calculations and ultimately reflects the sound risk profile of our credit portfolio.

Outlook

- **Market risk:** As a result of the continuing uncertainty in the financial sector and the weakening economy we expect the market environment to remain volatile for the rest of the year (tendency for credit spreads to widen, particularly for weaker credits, high volatility on the equity markets with the risk of setbacks etc.).

- **Loan loss provisions:** In spite of a rise in the expected loss as a result of the current market environment we remain optimistic that the ambitious target for net loan loss provisions of €700m is achievable.

- **Impairments:** Due to the widespread loss of confidence by investors we expect no significant recovery on the ABS markets so that further impairment provisions are likely, depending on market developments. After a write-down of €179m in the first quarter we remain confident that impairments for the full year 2008 will not exceed the 2007 total of €636m.

Declaration of compliance with the International Financial Reporting Standards (IFRS) – Accounting principles and consolidated companies –

Accounting principles

Our interim financial statements as of March 31, 2008, were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB). This report takes particular account of the requirements of IAS 34 relating to interim financial reporting.

In preparing this interim report, we have in principle employed the same accounting policies as in our consolidated financial statements as of December 31, 2007 (see page 145 ff. of our 2007 annual report).

Consolidated companies

On February 1, 2008 we sold our subsidiary Caisse Centrale de Réescompte which is based in Paris.

On March 6, 2008 we completed the purchase of 60 % plus one share of the Ukrainian Bank Forum, fully consolidating it with effect from March 31, 2008. The purchase price amounted to €438m and was fully paid up in cash. For the shares purchased we have within the framework of purchase price allocation booked the difference (€346m) between acquisition cost and the pro-rata equity capital so far as possible to balance-sheet assets and other individually identifiable values (client relationships, brand name; €24m). The remaining amount (€322m) was treated as goodwill. The company has assets of €1.85bn and liabilities of €1.65bn.

In addition, the following subsidiaries and funds were consolidated for the first time in 2008:

- Commerz Systems GmbH, Frankfurt am Main
- cominvest ABS-Cofonds, Frankfurt am Main
- cominvest Premium Plus FCP, Frankfurt am Main

The special-purpose entity Times Square Funding Financials LLC, New York, is in liquidation and is therefore not consolidated any more.

Consolidated income statement

	Notes	1.1.–31.3.2008 € m	1.1.–31.3.2007 € m	Change in %
Net interest income	(1)	1,022	1,045	–2.2
Provision for possible loan losses	(2)	–175	–160	9.4
Net interest income after provisioning		847	885	–4.3
Net commission income	(3)	732	847	–13.6
Trading profit	(4)	173	301	–42.5
Net investment income	(5)	–26	225	.
Other result	(6)	31	10	.
Operating expenses	(7)	1,322	1,360	–2.8
Operating profit		**435**	**908**	**–52.1**
Restructuring expenses	(8)	25	–	.
Pre-tax profit		**410**	**908**	**–54.8**
Taxes on income	(9)	80	267	–70.0
Consolidated surplus		**330**	**641**	**–48.5**
attributable to minority interests		50	32	56.3
attributable to Commerzbank shareholders		280	609	–54.0

Earnings per share	1.1.–31.3.2008 €	1.1.–31.3.2007 €	Change in %
Operating profit (€ m)	435	908	–52.1
Consolidated surplus attributable to Commerzbank shareholders (€ m)	280	609	–54.0
Average number of ordinary shares issued (units)	656,905,220	656,491,019	0.1
Operating profit per share (€)	0.66	1.38	–52.2
Basic earnings per share (€)	0.43	0.93	–53.8

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus attributable to Commerzbank shareholders.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
	2008		2007		
Net interest income	1,022	973	999	1,003	1,045
Provision for possible loan losses	–175	–61	–107	–151	–160
Net interest income after provisioning	847	912	892	852	885
Net commission income	732	735	810	758	847
Trading profit	173	73	124	381	301
Net investment income	–26	–123	–238	262	225
Other result	31	–29	56	146	10
Operating expenses	1,322	1,399	1,283	1,324	1,360
Operating profit	**435**	**169**	**361**	**1,075**	**908**
Restructuring expenses	25	8	–	–	–
Pre-tax profit	**410**	**161**	**361**	**1,075**	**908**
Taxes on income	80	20	10	283	267
Consolidated surplus	**330**	**141**	**351**	**792**	**641**
attributable to minority interests	50	–60	12	24	32
attributable to Commerzbank shareholders	280	201	339	768	609

Consolidated balance sheet

Assets	Notes	31.3.2008 € m	31.12.2007 € m	Change in %
Cash reserve		7,321	5,157	42.0
Claims on banks	(11, 13)	60,200	74,058	−18.7
Claims on customers	(12, 13)	286,421	289,409	−1.0
Provision for possible loan losses	(14)	−6,012	−5,955	1.0
Positive fair values attributable to derivative hedging instruments		7,382	8,970	−17.7
Assets held for trading purposes	(15)	103,472	97,599	6.0
Financial investments	(16)	129,292	132,192	−2.2
Intangible assets	(17)	1,582	1,265	25.1
Fixed assets	(18)	1,299	1,293	0.5
Tax assets		6,284	6,439	−2.4
Other assets	(19)	4,875	6,047	−19.4
Total		**602,116**	**616,474**	**−2.3**

Liabilities and equity	Notes	31.3.2008 € m	31.12.2007 € m	Change in %
Liabilities to banks	(20)	120,173	125,120	−4.0
Liabilities to customers	(21)	161,024	159,187	1.2
Securitized liabilities	(22)	191,364	205,649	−6.9
Negative fair values attributable to derivative hedging instruments		13,735	14,823	−7.3
Liabilities from trading activities	(23)	76,680	70,293	9.1
Provisions	(24)	2,782	2,919	−4.7
Tax liabilities		4,221	4,945	−14.6
Other liabilities	(25)	2,589	2,946	−12.1
Subordinated capital	(26)	11,220	11,046	1.6
Hybrid capital	(27)	3,360	3,414	−1.6
Equity of Commerzbank Group		14,968	16,132	−7.2
Subscribed capital		1,708	1,708	0.0
Capital reserve		5,709	5,709	0.0
Retained earnings		5,969	6,158	−3.1
Revaluation reserve		−280	903	.
Valuation of cash flow hedges		−235	34	.
Reserve from currency translation		−30	−34	−11.8
2007 consolidated profit[1]		657	657	0.0
Consolidated surplus 1.1.–31.3.2008[2]		280	–	.
Total before minority interests		13,778	15,135	−9.0
Minority interests		1,190	997	19.4
Total		**602,116**	**616,474**	**−2.3**

[1] after allocation to retained earnings; [2] insofar as attributable to Commerzbank shareholders

Statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first three months:

€ m	Sub-scribed capital	Capital reserve	Retained earnings	Revalu-ation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consoli-dated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2007	**1,705**	**5,676**	**5,139**	**1,746**	**–381**	**–143**	**493**	**14,235**	**1,023**	**15,258**
Consolidated surplus							1,917	1,917	8	1,925
Allocation to retained earnings			1,260				–1,260	–		–
Changes in revaluation reserve				–829				–829	–201	–1,030
Changes arising from cash flow hedges					415			415	118	533
Changes in currency reserve						17		17	7	24
Comprehensive income 2007	**–**	**–**	**1,260**	**–829**	**415**	**17**	**657**	**1,520**	**–68**	**1,452**
Capital increases								–	24	24
Issue of shares to employees								–		–
Profits / losses in previous year								–	–191	–191
Allocation to retained earnings (minority interests)								–	98	98
Dividend							–493	–493		–493
Changes in holdings in affiliated and other companies			–206					–206		–206
Changes in companies included in consolidation and other changes*	3	33	–35	–14		92		79	111	190
Equity as of 31.12.2007	**1,708**	**5,709**	**6,158**	**903**	**34**	**–34**	**657**	**15,135**	**997**	**16,132**
Consolidated surplus							280	280	50	330
Allocation to retained earnings								–		–
Changes in revaluation reserve				–1,179				–1,179	–57	–1,236
Changes arising from cash flow hedges					–269			–269	–4	–273
Changes in currency reserve						4		4	10	14
Comprehensive income for the first quarter 2008	**–**	**–**	**–**	**–1,179**	**–269**	**4**	**280**	**–1,164**	**–1**	**–1,165**
Capital increases								–		–
Profits / losses in previous year								–	12	12
Allocation to retained earnings (minority interests)								–	46	46
Dividend								–		–
Changes in holdings in affiliated and other companies			–189					–189		–189
Changes in companies included in consolidation and other changes*				–4				–4	136	132
Equity as of 31.3.2008	**1,708**	**5,709**	**5,969**	**–280**	**–235**	**–30**	**937**	**13,778**	**1,190**	**14,968**

* including change in treasury shares

NB: statement of changes in equity from 1.1. to 31.3.2007

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2007	**1,705**	**5,676**	**5,139**	**1,746**	**–381**	**–143**	**493**	**14,235**	**1,023**	**15,258**
Consolidated surplus							609	609	32	641
Allocation to retained earnings								–		–
Changes in revaluation reserve				–88				–88	–23	–111
Changes arising from cash flow hedges					146			146	24	170
Changes in currency reserve						–		–		–
Comprehensive income for the first quarter 2007	**–**	**–**	**–**	**–88**	**146**	**–**	**609**	**667**	**33**	**700**
Capital increases								–	24	24
Issue of shares to employees								–		–
Profits / losses in previous year								–	–143	–143
Allocation to retained earnings (minority interests)								–	73	73
Dividend								–		–
Changes in companies included in consolidation and other changes*	3	31	–1					33	80	113
Equity as of 31.3.2007	**1,708**	**5,707**	**5,138**	**1,658**	**–235**	**–143**	**1,102**	**14,935**	**1,090**	**16,025**

* including change in treasury shares

Cash flow statement

	2008	2007
	€ m	€ m
Cash and cash equivalents as of 1.1.	**5,157**	**5,967**
Net cash provided by operating activities	–333	–2,272
Net cash used by investing activities	2,383	–765
Net cash provided by financing activities	120	–211
Total cash flow	**2,170**	**–3,248**
Effects of exchange-rate changes	–6	1
Cash and cash equivalents as of 31.3.	**7,321**	**2,720**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio*	5,320	5,232	1.7
Gains from the sale of loans and receivables	18	62	–71.0
Dividends from securities	9	14	–35.7
Current result on investments, investments in associated companies and holdings in subsidiaries	33	32	3.1
Current income from leasing and comparable assets	69	49	40.8
Interest income	*5,449*	*5,389*	*1.1*
of which: *Interest income from applying the fair value option*	*32*	*42*	*–23.8*
Interest paid on subordinated and hybrid capital and also on securitized and other liabilities	4,370	4,301	1.6
Losses from the sale of loans and receivables	–	–	.
Current expenses from leasing and comparable assets	57	43	32.6
Interest expenses	*4,427*	*4,344*	*1.9*
of which: *Interest expenses from applying the fair value option*	*20*	*3*	.
Total	**1,022**	**1,045**	**–2.2**

* Herein €4m are included in the current business year from prepayment penalty fees.

(2) Provision for possible loan losses

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Allocation to provisions	–237	–246	–3.7
Reversals of provisions	119	96	24.0
Balance of direct write-downs, write-ups and amounts received on written-down claims	–57	–10	.
Total	**–175**	**–160**	**9.4**

(3) Net commission income

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Securities transactions	253	337	–24.9
Asset management	113	203	–44.3
Payment transactions and foreign commercial business	125	117	6.8
Real-estate business	82	64	28.1
Guarantees	49	46	6.5
Income from syndicated business	24	31	–22.6
Trust transactions at third-party risk	1	2	–50.0
Other net commission income	85	47	80.9
Total	**732**	**847**	**–13.6**

Net commission income includes €158m (previous year: €143m) of commissions paid. Additionally –€3m (previous year: €8m) result from transactions in financial instruments that are not valued at current market value with effect on net income.

The reduction in the item Asset management is mainly explained by the deconsolidation of Jupiter International Group and Caisse Centrale de Réescompte.

(4) Trading profit

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Net result on trading	235	299	–21.4
Net result on the valuation of derivative financial instruments	–97	8	.
Net result on hedge accounting	26	–18	.
Net result from applying the fair value option	9	12	–25.0
Total	**173**	**301**	**–42.5**

(5) Net investment income

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Net result from interest-bearing business	**–128**	**86**	.
in the available-for-sale category	7	78	–91.0
Gains on disposals (rebooking from the revaluation reserve)*	18	86	–79.1
Losses on disposals (rebooking from the revaluation reserve)*	–11	–8	37.5
in the loans and receivables category	–22	8	.
Gains on disposals	23	11	.
Losses on disposals	–45	–3	.
Net valuation result	–113	–	.
Net result from equity instruments	**102**	**139**	**–26.6**
in the available-for-sale category	46	72	–36.1
Gains on disposal (rebooking from the revaluation reserve)*	47	73	–35.6
Losses on disposals (rebooking from the revaluation reserve)*	–1	–1	0.0
in the available-for-sale category, valued at cost of acquisition	207	67	.
Net valuation result	–151	–	.
Net result on disposals and valuation of holdings in associated companies	–	–	.
Total	**–26**	**225**	.

*This includes €2m of rebookings from the revaluation reserve which relate to the financial year 2008.

The analysis of our subprime-related CDO and RMBS portfolios has resulted in a valuation loss of €109m before tax in the first quarter of 2008, which is reported under the result from interest-bearing business. For information on the valuation methodology we refer to our Annual Report dated December 31, 2007 (page 153 f.).

(6) Other result

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Other income	99	79	25.3
Other expenses	68	69	–1.4
Total	**31**	**10**	.

(7) Operating expenses

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Personnel expenses	756	815	–7.2
Other expenses	488	460	6.1
Current depreciation on fixed assets and other intangible assets	78	85	–8.2
Total	**1,322**	**1,360**	**–2.8**

(8) Restructuring expenses

	1.1.–31.3.2008	1.1.–31.3.2007	Change
	€ m	€ m	in %
Expenses for restructuring measures introduced	25	–	.
Total	**25**	**–**	**.**

The restructuring expenses in the amount of €25m are due to the integration of Hypothekenbank in Essen into Eurohypo AG. The most important cost factors are in relation to the IT and personnel areas.

(9) Taxes on income

At March 31, 2008 the Group tax rate, i.e. the anticipated average tax rate on the basis of anticipated pre-tax profit, was 19.5 % for the year under review. We applied this rate to calculate tax liability for the first three months of 2008 totalling €80m.

The Group tax rate could be lowered due to the tax free sale of our French subsidiary CCR.

(10) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IFRS rules.

With the beginning of 2008 Commerzbank has reorganized its business in Central and Eastern Europe. The operations of the subsidiaries and branches in the region will in future be combined in a separate Eastern Europe holding company with its own management and reporting system.

In the segment reporting with effect from the first quarter 2008 the segment *"Mittelstandsbank"* existing hitherto, will be separated into the segments *"Mittelstandsbank"* (without Eastern Europe) and "Central and Eastern Europe".

The figures of the previous year were adjusted according to the new reporting.

In our segment reporting, we report on seven segments:

- "Private and Business Customers" includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank, the retail banking of Eurohypo and the German Asset Management department (cominvest).

- *"Mittelstandsbank"* presents the results of corporate banking in Germany, the Asia region and the Financial Institutions department.

- The segment "Central and Eastern Europe" comprises the operations of our subsidiaries and branches in the region of "Central and Eastern Europe".

- "Corporates & Markets" comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the branches and subsidiaries in Western Europe, America and Africa.

- "Commercial Real Estate" presents the results of Commerz Real and Eurohypo's commercial real-estate activities.

- "Public Finance and Treasury" consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.

- "Others and Consolidation" registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines as well as the international asset management activities (Caisse Centrale de Réescompte [until February 2008], Commerzbank Europe (Ireland) and CAM Asia Pacific).

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital

market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets which we assume for segment reporting purposes is 6 %.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

1.1.–31.3.2008 € m	**Private and Business Customers**	***Mittelstands-bank***	**Central and Eastern Europe**	**Corporates & Markets**	**Commercial Real Estate**	**Public Finance and Treasury**	**Others and Consolidation**	**Total**
Net interest income	329	289	122	113	210	–57	16	1,022
Provision for possible loan losses	–40	–11	–17	–52	–50	–5	–	–175
Net interest income after provisioning	289	278	105	61	160	–62	16	847
Net commission income	395	145	47	43	108	–4	–2	732
Trading profit	–1	5	34	220	2	–83	–4	173
Net investment income	–4	–2	39	–120	–84	17	128	–26
Other result	–	–	3	1	–8	16	19	31
Revenue	*679*	*426*	*228*	*205*	*178*	*–116*	*157*	*1,757*
Operating expenses	532	194	105	255	121	28	87	1,322
Operating profit	**147**	**232**	**123**	**–50**	**57**	**–144**	**70**	**435**
Restructuring expenses	–	–	–	–	–	25	–	25
Pre-tax profit	**147**	**232**	**123**	**–50**	**57**	**–169**	**70**	**410**
Average equity tied up	**1,574**	**2,685**	**1,357**	**2,317**	**3,488**	**1,166**	**1,890**	**14,477**
Operating return on equity* (%)	**37.4**	**34.6**	**36.3**	**–8.6**	**6.5**	**–49.4**	**·**	**12.0**
Cost / income ratio in operating business (%)	**74.0**	**44.4**	**42.9**	**99.2**	**53.1**	**–25.2**	**·**	**68.4**
Return on equity of pre-tax profit* (%)	**37.4**	**34.6**	**36.3**	**–8.6**	**6.5**	**–58.0**	**·**	**11.3**
Staff (average no.)	11,838	4,344	6,128	1,905	1,549	435	9,153	35,352

*annualized

1.1.–31.3.2007 € m	Private and Business Customers	*Mittel-stands-bank*	Central and Eastern Europe	Corporates & Markets	Commer-cial Real Estate	Public Finance and Treasury	Others and Con-solidation	Total
Net interest income	319	250	83	101	211	68	13	1,045
Provision for possible loan losses	–73	–19	–11	–13	–39	–5	–	–160
Net interest income after provisioning	246	231	72	88	172	63	13	885
Net commission income	430	144	43	45	100	–6	91	847
Trading profit	1	–	21	289	17	–34	7	301
Net investment income	2	–	24	7	–	79	113	225
Other result	–1	1	–	2	15	1	–8	10
Revenue	*678*	*376*	*160*	*431*	*304*	*103*	*216*	*2,268*
Operating expenses	533	187	83	257	140	26	134	1,360
Operating profit	**145**	**189**	**77**	**174**	**164**	**77**	**82**	**908**
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**145**	**189**	**77**	**174**	**164**	**77**	**82**	**908**
Average equity tied up	**2,530**	**2,198**	**769**	**2,197**	**4,183**	**1,171**	**366**	**13,414**
Operating return on equity* (%)	**22.9**	**34.4**	**40.1**	**31.7**	**15.7**	**26.3**	**.**	**27.1**
Cost/income ratio in operating business (%)	**71.0**	**47.3**	**48.5**	**57.9**	**40.8**	**24.1**	**.**	**56.0**
Return on equity of pre-tax profit* (%)	**22.9**	**34.4**	**40.1**	**31.7**	**15.7**	**26.3**	**.**	**27.1**
Staff (average no.)	11,702	4,221	5,175	1,749	1,653	400	9,659	34,559

*annualized

Notes to the balance sheet

(11) Claims on banks

	31.3.2008 € m	31.12.2007 € m	Change in %
due on demand	14,353	23,311	–38.4
other claims	45,847	50,747	–9.7
with a remaining lifetime of			
less than three months	15,530	17,733	–12.4
more than three months, but less than one year	10,438	11,437	–8.7
more than one year, but less than five years	12,235	13,609	–10.1
more than five years	7,644	7,968	–4.1
Total	**60,200**	**74,058**	**–18.7**
of which: reverse repos and cash collaterals	17,514	20,875	–16.1
of which relate to the category:			
Loans and receivables	60,200	74,058	–18.7
Available-for-sale financial assets	–	–	.
Applying the fair value option	–	–	.

(12) Claims on customers

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
with indefinite remaining lifetime	20,718	21,058	–1.6
other claims	265,703	268,351	–1.0
with a remaining lifetime of			
less than three months	44,945	47,377	–5.1
more than three months, but less than one year	30,809	28,060	9.8
more than one year, but less than five years	92,837	93,516	–0.7
more than five years	97,112	99,398	–2.3
Total	**286,421**	**289,409**	**–1.0**
of which: reverse repos and cash collaterals	11,061	8,523	29.8
of which relate to the category:			
Loans and receivables	283,824	286,740	–1.0
Available-for-sale financial assets	–	–	.
Applying the fair value option	2,597	2,669	–2.7

(13) Total lending

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Loans to banks	31,471	33,770	–6.8
Loans to customers	277,127	282,792	–2.0
Total	**308,598**	**316,562**	**–2.5**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

(14) Provision for possible loan losses

Development of provisioning	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
As of 1.1.	**6,407**	**7,918**	**–19.1**
Allocations	237	246	–3.7
Deductions	235	391	–39.9
Utilized	116	295	–60.7
Reversals	119	96	24.0
Changes in companies included in consolidation	48	–	.
Exchange-rate changes / transfers	–4	6	.
As of 31.3.	**6,453**	**7,779**	**–17.0**

With direct write-downs and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €175m (previous year: €160m); see Note 2.

Level of provisioning	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Specific valuation allowances	5,240	5,182	1.1
Portfolio valuation allowances	772	773	–0.1
Provision to cover balance-sheet items	**6,012**	**5,955**	**1.0**
Provisions in lending business (specific risks)	249	252	–1.2
Provisions in lending business (portfolio risks)	192	200	–4.0
Provision to cover off-balance-sheet items	**441**	**452**	**–2.4**
Total	**6,453**	**6,407**	**0.7**

As of this year we are allocating portfolio valuation allowances for smaller exposures acutely vulnerable to default, to specific rather than portfolio valuation allowances. As a result we have adjusted the previous year's figures and reallocated €43m from portfolio to specific valuation allowances.

For claims on banks, provisions for possible loan losses amount to €15m and for claims on customers to €5,997m.

(15) Assets held for trading purposes

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Bonds, notes and other interest-rate-related securities	21,788	21,118	3.2
Shares and other equity-related securities	7,613	10,265	–25.8
Promissory notes held for trading purposes	1,185	1,144	3.6
Loans and positive market values of lending commitments	1,439	1,023	40.7
Positive fair values attributable to derivative financial instruments	71,447	64,049	11.6
Total	**103,472**	**97,599**	**6.0**

(16) Financial investments

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Bonds, notes and other interest-rate-related securities	124,513	127,109	−2.0
Shares and other equity-related securities	2,647	2,757	−4.0
Investments	1,687	1,876	−10.1
Investments in associated companies	304	308	−1.3
Holdings in subsidiaries	141	142	−0.7
Total	**129,292**	**132,192**	**−2.2**
of which: at equity participations in associated companies	304	308	−1.3
of which relate to the category:			
Loans and receivables	970	–	.
Available-for-sale financial assets	126,846	131,060	−3.2
of which: valued at amortized cost	537	578	−7.1
Applying the fair value option	1,172	824	42.2

(17) Intangible assets

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Goodwill	1,216	894	36.0
Other intangible assets	366	371	−1.3
Total	**1,582**	**1,265**	**25.1**

(18) Fixed assets

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Land and buildings	816	799	2.1
Office furniture and equipment	483	494	−2.2
Total	**1,299**	**1,293**	**0.5**

(19) Other assets

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Collection items	458	958	–52.2
Precious metals	942	991	–4.9
Leased equipment	350	291	20.3
Assets held for sale	1,107	2,346	–52.8
Assets held as financial investments	225	266	–15.4
Sundry assets, including deferred items	1,793	1,195	50.0
Total	**4,875**	**6,047**	**–19.4**

(20) Liabilities to banks

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
due on demand	27,822	25,813	7.8
with remaining lifetime of	92,351	99,307	–7.0
less than three months	60,987	68,059	–10.4
more than three months, but less than one year	6,588	6,902	–4.5
more than one year, but less than five years	11,039	10,031	10.0
more than five years	13,737	14,315	–4.0
Total	**120,173**	**125,120**	**–4.0**
of which: repos and cash collaterals	33,099	39,547	–16.3
of which relate to the category:			
Liabilities measured at amortized cost	120,163	125,110	–4.0
Applying the fair value option	10	10	0.0

(21) Liabilities to customers

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Savings deposits	9,989	10,327	–3.3
with agreed period of notice of			
three months	9,262	9,639	–3.9
more than three months	727	688	5.7
Other liabilities to customers	151,035	148,860	1.5
due on demand	58,400	55,273	5.7
with agreed remaining lifetime of	92,635	93,587	–1.0
less than three months	40,774	45,724	–10.8
more than three months, but less than one year	12,339	8,710	41.7
more than one year, but less than five years	13,805	14,036	–1.6
more than five years	25,717	25,117	2.4
Total	**161,024**	**159,187**	**1.2**
of which: repos and cash collaterals	10,032	7,215	39.0
of which relate to the category:			
Liabilities measured at amortized cost	160,740	159,003	1.1
Applying the fair value option	284	184	54.3

(22) Securitized liabilities

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Bonds and notes issued	181,316	191,882	–5.5
of which: mortgage *Pfandbriefe*	30,825	31,926	–3.4
public-sector *Pfandbriefe*	105,175	110,457	–4.8
Money-market instruments issued	9,904	13,621	–27.3
Own acceptances and promissory notes outstanding	144	146	–1.4
Total	**191,364**	**205,649**	**–6.9**
of which relate to the category:			
Liabilities measured at amortized cost	190,001	204,555	–7.1
Applying the fair value option	1,363	1,094	24.6

Remaining lifetimes of securitized liabilities	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
due on demand	395	134	.
with agreed remaining lifetime of	190,969	205,515	–7.1
less than three months	21,603	25,184	–14.2
more than three months, but less than one year	39,270	39,536	–0.7
more than one year, but less than five years	101,336	107,013	–5.3
more than five years	28,760	33,782	–14.9
Total	**191,364**	**205,649**	**–6.9**

(23) Liabilities from trading activities

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Currency-related transactions	9,618	5,602	71.7
Interest-rate-related transactions	52,421	50,674	3.4
Delivery commitments arising from short sales of securities and negative market values of lending commitments	4,705	4,742	–0.8
Sundry transactions	9,936	9,275	7.1
Total	**76,680**	**70,293**	**9.1**

(24) Provisions

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	531	538.	−1.3
Other provisions	2,251	2,381	−5.5
Total	**2,782**	**2,919**	**−4.7**

(25) Other liabilities

Other liabilities of €2,589m (31.12.2007: €2,946m) include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €404m were included in this position, which stand in relation to assets yet to be disposed of

(26) Subordinated capital

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Subordinated liabilities	9,529	9,478	0.5
Profit-sharing rights outstanding	1,246	1,341	−7.1
Deferred interest, including discounts	367	244	50.4
Valuation effects	78	−17	.
Total	**11,220**	**11,046**	**1.6**
of which relate to the category:			
Liabilities measured at amortized cost	11,220	11,046	1.6
Applying the fair value option	–	–	.

(27) Hybrid capital

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Hybrid capital	3,200	3,281	−2.5
Deferred interest, including discounts	145	117	23.9
Valuation effects	15	16	−6.3
Total	**3,360**	**3,414**	**−1.6**
of which relate to the category:			
Liabilities measured at amortized cost	3,360	3,414	−1.6
Applying the fair value option	–	–	.

(28) Risk-weighted assets and capital ratios

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Core capital	15,862	16,333	–2.9
Supplementary capital	8,343	9,139	–8.7
Tier III capital	214	102	.
Eligible own funds	**24,419**	**25,574**	**–4.5**

as of 31.3.2008		**Capital charges in %**		**Total**
€ m	**< 20**	**from 20 up to under 100**	**100 and more**	
Commercial business	17,355	72,237	100,001	189,593
Derivative business	2,706	1,487	4,558	8,751
Risk-weighted assets, total	**20,061**	**73,724**	**104,559**	**198,344**

Risk-weighted market-risk position multiplied by 12.5	3,747
Risk-weighted market-risk position for operational risk multiplied by 12.5	9,631
Total items to be risk-weighted	211,722
Eligible own funds	24,419
Core capital ratio	7.5
Own funds ratio	11.5

as of 31.12.2007 (according to BIS)		**Capital charges in %**		**Total**
€ m	**< 20**	**from 20 up to under 100**	**100 and more**	
Commercial business	19,202	43,018	165,181	227,401
Derivative business	4,617	2,558	–*	7,175
Risk-weighted assets, total	**23,819**	**45,576**	**165,181**	**234,576**

Risk-weighted market-risk position multiplied by 12.5	2,850
Risk-weighted market-risk position for operational risk multiplied by 12.5	–
Total items to be risk-weighted	237,426
Eligible own funds	25,574
Core capital ratio	6.9
Own funds ratio	10.8

* Further to § 13 in conjunction with § 4 Principle I the maximal risk weighting is 50 %.

(29) Contingent liabilities and irrevocable lending commitments

	31.3.2008	31.12.2007	Change
	€ m	€ m	in %
Contingent liabilities	28,656	29,459	-2.7
from rediscounted bills of exchange credited to borrowers	9	8	12.5
from guarantees and indemnity agreements	28,349	29,129	-2.7
Other commitments	298	322	-7.5
Irrevocable lending commitments	49,975	51,558	-3.1

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

(30) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.3.2008	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	351,895	127,184	58,497	537,576	11,884	10,714
Interest-based forward transactions	1,664,933	2,094,761	2,220,912	5,980,606	59,289	65,012
Other forward transactions	132,122	190,558	26,966	349,646	7,656	9,984
Total	**2,148,950**	**2,412,503**	**2,306,375**	**6,867,828**	**78,829**	**85,710**
of which: traded on a stock exchange	*134,405*	*54,277*	*5,705*			

31.12.2007	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	350,152	127,106	60,858	538,116	7,492	6,607
Interest-based forward transactions	1,655,697	1,998,162	2,136,528	5,790,387	58,297	64,433
Other forward transactions	160,120	200,552	29,104	389,776	7,230	9,334
Total	**2,165,969**	**2,325,820**	**2,226,490**	**6,718,279**	**73,019**	**80,374**
of which: traded on a stock exchange	*167,145*	*57,577*	*4,739*			

(31) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99 % confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 217 f. of our 2007 annual report.

Portfolio	31.3.2008	31.12.2007
	€ m	€ m
Commerzbank Group	**43.0**	**35.6**
Corporates & Markets	34.1	28.4
Treasury	19.3	15.3

(32) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
Assets						
Cash reserve	7.3	5.2	7.3	5.2	–	–
Claims on banks	60.1	74.0	60.2	74.1	−0.1	−0.1
Claims on customers	285.1	287.2	286.4	289.4	−1.3	−2.2
Hedging instruments	7.4	9.0	7.4	9.0	–	–
Assets held for trading purposes	103.5	97.6	103.5	97.6	–	–
Financial investments	129.3	132.2	129.3	132.2	0.0	–
Liabilities						
Liabilities to banks	120.0	124.9	120.2	125.1	−0.2	−0.2
Liabilities to customers	160.3	158.3	161.0	159.2	−0.7	−0.9
Securitized liabilities	191.0	205.0	191.4	205.6	−0.4	−0.6
Hedging instruments	13.7	14.8	13.7	14.8	–	–
Liabilities from trading activities	76.7	70.3	76.7	70.3	–	–
Subordinated and hybrid capital	14.2	14.2	14.6	14.5	−0.4	−0.3

In net terms, the difference between the book value and fair value amounted for all items to €0.3bn as of March 31, 2008 (31.12.2007: −€0,3bn).

(33) Treasury shares

	Number of shares* in units	Accounting par value in €1,000	Percentage of share capital
Portfolio on 31.3.2008	271,405	706	0.04
Largest total acquired during the financial year	1,769,654	4,601	0.27
Total shares pledged by customers as collateral on 31.3.2008	3,238,601	8,420	0.49
Shares acquired during the financial year	44,812,093	116,511	–
Shares disposed of during the financial year	44,778,079	116,423	–

*accounting par value per share: €2.60

Frankfurt am Main, May 6, 2008
The Board of Managing Directors


Klaus-Peter Müller


Frank Annuscheit


Markus Beumer


Martin Blessing


Wolfgang Hartmann


Achim Kassow


Bernd Knobloch


Michael Reuther


Eric Strutz


Nicholas Teller

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*
Deputy Chairman

Hans-Hermann Altenschmidt*

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*

Astrid Evers*

Uwe Foullong*

Daniel Hampel*

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*

Wolfgang Kirsch*

Friedrich Lürßen

Werner Malkhoff*

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

Klaus Müller-Gebel

Dr. Sabine Reiner*

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Dr. Walter Seipp
Honorary Chairman

* elected by the Bank's employees

Board of Managing Directors

Klaus-Peter Müller
Chairman

Frank Annuscheit

Markus Beumer

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch

Michael Reuther

Dr. Eric Strutz

Nicholas Teller

Report of the audit review

To Commerzbank Aktiengesellschaft, Frankfurt am Main

We have reviewed the abridged version of the Group's interim financial statements – comprising the abridged balance sheet, the abridged income statement, the abridged cash flow statement, the abridged statement of changes in equity and selected Notes – as well as the Group interim report for Commerzbank Aktiengesellschaft, Frankfurt am Main, for the period from January 1 to March 31, 2008, which are components of the quarterly financial statement according to Art. 37x of the German Securities Trading Act. The compilation of the abridged Group interim financial statements in accordance with the IFRS governing interim reporting as applicable in the EU, and the Group interim report in accordance with the applicable provisions of the German Securities Trading Act, are the responsibility of the Group's management. Our responsibility is to express an opinion on these abridged Group interim financial statements and the Group interim report based on our review.

We conducted our review of the abridged Group interim financial statements and the Group interim report in accordance with German generally accepted standards for the review of financial statements as promulgated by the Institut der Wirtschaftsprüfer or IDW (Institute of Public Auditors in Germany). Those standards require that we plan and perform the review to obtain reasonable assurance that the abridged Group interim financial statements are free of material misstatement as required by the IFRS governing interim reporting as applicable in the EU, and that the Group interim report is free of material misstatement as required by the provisions of the German Securities Trading Act concerning Group interim reports. An audit review is limited primarily to interviews with Group employees and to analytical assessments, and thus does not offer the level of security afforded by a full audit. Since we were not instructed to perform a full audit, we cannot issue an audit certificate.

Our review revealed nothing to suggest that the abridged Group interim financial statements were not prepared in accordance with the IFRS governing interim reporting as applicable in the EU, or that the Group interim report were not prepared in accordance with the provisions of the German Securities Trading Act concerning Group interim reports.

Frankfurt am Main, May 6, 2008

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Lothar Schreiber
Wirtschaftsprüfer

Clemens Koch
Wirtschaftsprüfer

Group companies and major holdings

Germany
comdirect bank AG, Quickborn
cominvest Asset Management GmbH, Frankfurt am Main
Commerz Real AG, Eschborn
Eurohypo AG, Eschborn
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting GmbH, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad
BRE Bank SA, Warsaw
cominvest Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Joint Stock Commercial Bank Forum, Kiev

Foreign branches
Amsterdam, Atlanta (agency), Barcelona, Bratislava, Brno (office), Brussels, Chicago, Dubai, Grand Cayman, Hong Kong, Johannesburg, London, Los Angeles, Luxembourg, Madrid, Milan, New York, Ostrava (office), Paris, Prague, Shanghai, Singapore, Tokyo

Representative offices
Addis Ababa, Almaty, Baku, Bangkok, Beijing, Beirut, Belgrade, Brussels, Bucharest, Buenos Aires, Cairo, Caracas, Ho Chi Minh City, Istanbul, Jakarta, Kiev, Lagos, Minsk, Moscow, Mumbai, Novosibirsk, Panama City, São Paulo, Seoul, Taipei, Tashkent, Tehran, Zagreb

Disclaimer

Reservation regarding forward-looking statements
This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.

2008 Financial Calendar

May 15, 2008	Annual General Meeting
May 16, 2008	Dividend Payment
August 6, 2008	Interim Report Q2 2008
September 24, 2008	Investors' Day
November 5, 2008	Interim Report Q3 2008
Mid-February 2009	Annual Results Press Conference 2008
End-March 2009	Annual Report 2008

Commerzbank AG
Head Office
Kaiserplatz
Frankfurt am Main
www.commerzbank.com

Postal address
60261 Frankfurt am Main
Tel. +49 (0)69 / 136-20
Mail info@commerzbank.com

Investor Relations
Tel. +49 (0)69 / 136-2 22 55
Fax +49 (0)69 / 136-2 94 92
Mail ir@commerzbank.com

VKI 02051

END